Exhibit 1.02 to Form SD

Conflict Minerals Report

(1) Introduction

Teradyne, Inc. (“Teradyne” or the “Company”) has determined that gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (“Conflict Minerals”), are necessary to the functionality or production of products manufactured or contracted to be manufactured by Teradyne.

We conducted a country of origin inquiry regarding the Conflict Minerals in our products which was reasonably designed to determine whether any of the Conflict Minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from recycled or scrap sources. Based on our reasonable country of origin inquiry, we know or have reason to believe that some of the Conflict Minerals in our products originated in the Covered Countries and are not from recycled or scrap sources. Accordingly, we engaged in due diligence on the source and chain of custody of the Conflict Minerals in our products that originated or may have originated from the Covered Countries and are filing this Conflict Minerals Report describing our reasonable country of origin inquiry and due diligence efforts in accordance with Rule 13p-1 and Form SD under the Securities Exchange Act of 1934.

This Conflict Minerals Report covers the reporting period January 1, 2013 to December 31, 2013.

(2) Product Description

Teradyne is a global supplier of automatic test equipment for the electronics industry. We design, develop, manufacture and sell automatic test systems used to test semiconductors, wireless products, storage devices and circuit boards in the consumer electronics, wireless, automotive, industrial, computing, communications and aerospace and defense industries. Our automatic test equipment products include:

•	Semiconductor test systems;

•	Wireless test systems;

•	Military/aerospace test instrumentation and systems;

•	Storage test systems; and

•	Circuit board test and inspection systems.

Our products contain electronic and mechanical components that are provided by a wide range of suppliers. We use contract manufacturers to manufacture most of our products. The contract manufacturers typically obtain components and other materials used in the manufacturing from suppliers designated by us. As a result, we rely on our suppliers and contract manufacturers to provide us with information regarding the materials in the components supplied by them and used in the manufacturing of our products.

We are several steps removed from the mining and processing of the Conflict Minerals used in the components for our products. We do not purchase raw ore or unrefined Conflict Minerals. We do not interface directly with the smelters and refiners who provide the Conflict Minerals used in these components. As a result, we do not ourselves possess the information to determine the location of the mines or provide a description of the processing facilities for the Conflict Minerals.

Our due diligence process, accordingly, focused on our suppliers, who were asked to provide us with information regarding the country of origin, mines and smelters or refiners of the Conflict Minerals in their components. Some suppliers did not respond to our inquiry. Many suppliers were unable to provide information regarding the smelters or refiners of the Conflict Minerals in their components. Other suppliers identified certain of the smelters and refiners they used, but the responses did not provide specific information regarding the smelters or refiners of the Conflict Minerals in the specific components used in our products. As a result, we are not able at this time to specifically identify the smelters or refiners of the Conflict Minerals in the particular components used in our products.

(3) Due Diligence Design

We designed our due diligence to conform, in all material respects, with the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition 2013) (“OECD Framework”), a nationally and internationally recognized due diligence framework. The OECD Framework utilizes a five-step process for due diligence.

(4) Due Diligence Measures Performed

For the reporting period January 1 to December 31, 2013, we performed the due diligence measures described in this Section 4:

i)	Establish strong company management systems

We established a Conflict Minerals Policy and posted the policy externally on our website at http://investor.teradyne.com/conduct-social.cfm. Our policy states:

Teradyne is committed to sourcing components and materials from companies that share our values around human rights, ethics and environmental responsibility. Teradyne suppliers are required to comply with Teradyne’s Supplier Code of Conduct, which includes requirements relating to conflict minerals and responsible sourcing.

We assembled an internal team of professionals, including from our audit, legal and supply chain management teams, to develop a Conflict Minerals program to implement our policy, conduct due diligence and report to senior management.

As part of our program, we reviewed our supplier contracts and added contractual obligations in our standard purchase terms and conditions and in our standard Master Supply Agreement requiring our suppliers to adhere to the Code of Conduct of the Electronics Industry Citizenship Coalition (“EICC”). Section D.7 of the EICC Code of Conduct states:

Responsible Sourcing of Minerals: Participants shall have a policy to reasonably assure that the tantalum, tin, tungsten and gold in the products they manufacture does not directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses in the Democratic Republic of the Congo or an adjoining country. Participants shall exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to customers upon customer request.

We have attended industry training, conducted training within our supply chain management organization on our Conflict Minerals Policy and have educated certain of our suppliers on conflict free sourcing.

We have a confidential hotline (1-866-388-1288) available for reporting suspected violations of Teradyne’s Code of Conduct. We will make this hotline available for reporting suspected violations of Teradyne’s Supplier Code of Conduct and for grievances relating to our Conflict Minerals Policy, our Conflict Minerals program or this Conflict Minerals Report. We also have established a dedicated e-mail box (conflict.minerals@teradyne.com) for questions regarding our Conflict Minerals program.

ii)	Identify and assess risk in the supply chain

In order to identify and assess risk in our supply chain, we conducted a supply-chain survey with all direct suppliers using the Conflict Minerals Reporting Template (“Template”) from EICC and the Global e-Sustainability Initiative (“GeSI”). We asked suppliers to determine if Conflict Minerals were necessary to the functionality of their products provided to Teradyne and, if yes, to provide information regarding the smelters, refiners and mines for the Conflict Minerals included in those products. We sent surveys to direct suppliers representing approximately 99% of our total supplier spending. We assumed that all of our suppliers’ products contained Conflict Minerals.

We reviewed the supplier responses for completeness and consistency based on our internally defined review criteria and followed up with suppliers to obtain additional information or clarification. We prioritized our efforts based on the amount of spending with a supplier. We received responses from suppliers representing approximately 90% of our 2013 supplier spending.

Some of our suppliers responded that the products they supplied to Teradyne did not contain Conflict Minerals. We evaluated these representations and followed up with those suppliers who did not provide complete or consistent information. Some of the responding suppliers were unable to identify their smelters or refiners as of the end of the reporting period.

Many of the responding suppliers identified the smelters or refiners used for their Conflict Minerals. We compared the names of smelters or refiners identified by our suppliers against the list of standard smelter names in the Template. In many cases, we were unable to match the names provided with the names in the Template. For those we were able to match, we compared the smelters or refiners identified by our suppliers against the Conflict Free Smelter List established by the EICC/GeSI Conflict Free Smelter Program to determine whether our suppliers are using conflict free minerals. We are relying on the EICC and GeSI who are taking action to address responsible material sourcing through the Conflict Free Smelter Program.

iii)	Design and implement a strategy to respond to identified risks

Through our due diligence process, we identified risks associated with our supply chain regarding the Conflict Minerals used in our products. We designed and implemented a strategy to mitigate these identified risks, as discussed above, even though we have not identified any known instances where the Conflict Minerals used in our products directly or indirectly financed or benefit armed groups in the Covered Countries.

The internal team responsible for our Conflict Minerals program has reported to senior management the results of the Company’s reasonable country of origin inquiry and due diligence process for 2013 and the strategy to respond to the risks associated with our supply chain regarding the Conflict Minerals used in our products. Senior management of the Company has reported to the Board of Directors on our Conflict Minerals program including the Company’s reasonable country of origin inquiry and due diligence process for 2013 as well as the risks associated with our supply chain regarding the Conflict Minerals used in our products.

iv)	Carry out independent third party audits of supply chain due diligence practices

Because we do not have a direct relationship with any smelter or refiner within our supply chain, we are unable to conduct audits of sourcing practices of these facilities. Instead, we rely on the EICC/GeSI Conflict Free Smelter Program to validate smelters. We have not relied on supplier representations concerning the conflict status of their smelters, but have required industry certifications such as through the EICC/GeSI Conflict Free Smelter Program before concluding that a smelter or refiner is conflict free. We understand that this program is continuing to audit smelters or refiners to add to its Conflict Free Smelter List. We have joined the Conflict Free Sourcing Initiative to support industry-wide efforts toward conflict free sourcing.

v)	Report on supply chain due diligence

We will report on supply chain due diligence in compliance with SEC regulations by filing a Form SD and, if applicable, a Conflict Minerals Report.

(5) Results of Due Diligence

For the reporting period January 1 to December 31, 2013, following our reasonable country of origin inquiry and our due diligence process, we determined:

i)	the Conflict Minerals from a number of our suppliers did not originate in the Covered Countries;

ii)	the Conflict Minerals from several of our suppliers did originate in the Covered Countries;

iii)	many suppliers were unable to provide the origin of or to identify the smelters or refiners for the Conflict Minerals in their products;

iv)	many of the smelters used by our suppliers, including several suppliers who indicated Conflict Minerals in their products originated in the Covered Countries, were listed on the Conflict Free Smelter List. We identified from our supplier responses 73 unique smelters that are listed on the Conflict Free Smelter List with facilities located in 27 countries; and

v)	certain smelters identified by certain of our suppliers, including several suppliers who indicated the Conflict Minerals used in their products originated in the Covered Countries, were not on the Conflict Free Smelter List as of the end of the reporting period.

For the 2013 reporting period, we are not required to obtain an independent private sector audit of this Conflict Minerals Report.

(6) Due Diligence Improvements and Risk Mitigation Steps

Since the end of the 2013 reporting period, we have taken and will continue to take steps to improve our due diligence process and results and to mitigate the risk that the Conflict Minerals in our products directly or indirectly benefit or finance armed groups in the Covered Countries. In particular, we will:

•	distribute our survey to and obtain responses from more of our suppliers;

•	improve our supplier data and contact information;

•	seek to obtain more complete and detailed responses from our suppliers who have previously responded to our survey, including information about the smelters, refiners or mines for the Conflict Minerals used in the suppliers’ products (we expect that more of our suppliers will know the country of origin and smelters or refiners of the Conflict Minerals used in their products);

•	create a database of the smelters and refiners used by our suppliers; and

•	take advantage of the expanded Conflict Free Smelter Program and Conflict Free Smelter List to confirm that our suppliers’ smelters are conflict free.

In addition, we will:

•	continue to require our suppliers to implement policies to reasonably assure that the Conflict Minerals in the products they supply to us do not directly or indirectly finance or benefit armed groups in the Covered Countries;

•	require our suppliers to exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to Teradyne;

•	adopt procedures when adding new suppliers to our supply chain to ensure their compliance with conflict free sourcing; and

•	train new and existing suppliers as necessary regarding our Conflict Minerals Policy and program.

Finally, we will continue to monitor and comply with guidance from the SEC and to seek to meet or exceed best practices in the electronics industry regarding conflict free sourcing. In this regard, we expect to benefit from our membership in the Conflict Free Sourcing Initiative and to support industry-wide efforts toward conflict free sourcing.

This Conflict Minerals Report contains forward looking statements relating to actions that we may take in the future. Such statements are based on the current expectations of our management and are neither promises nor guarantees of future performance of the actions. The forward-looking statements represent management’s expectations as of the date of this report. Subsequent events and developments may cause management’s views to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Teradyne’s views as of any date subsequent to the date of this report.